

October 5, 2010

Mr. Jack Abuhoff, CEO
Innodata Isogen, Inc.
Three University Plaza
Hackensack, New Jersey 07601

>   **Re:**   **Innodata Isogen, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 11, 2010**
>   **File No. 000-22196**

Dear Mr. Abuhoff:

We have reviewed your letter dated August 13, 2010 in connection with the above-referenced filings and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2010.

General

1.   We are in receipt of your letter dated August 12, 2010 in which you request confidential treatment for the names of your top two clients. We will not review this request, however, because it does not comply with the requirements of Rule 24b-2 under the Exchange Act. Specifically, you have not requested confidential treatment for information in a report filed with the Commission but you are seeking a confidential treatment order that will grant you the right to redact the names of your top two customers in future periodic reports. We do not grant confidential treatment orders for future filings.

Please file an amended Form 10-K disclosing the names of your significant customers. If you chose to file an application for confidential treatment in connection with that filing, please ensure that the application complies with all of the requirements of Rule 24b-2 as well as the procedures set forth in Staff Legal Bulletin No. 1A ("SLB 1A"). For example, the amended Form 10-K filed publicly on EDGAR would need to be marked to indicate that material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately with the Commission. You would need to also submit with your application a complete copy of the amended Form 10-K marked to show the portions covered by your request. Refer to paragraphs 5 and 6 of Section II.D of SLB 1A.

Be advised that information required to be disclosed by Regulation S-K is generally not an appropriate subject for confidential treatment. Refer to Section II.B.2 of SLB 1A. Also, note that the existence of agreements between parties to keep information confidential does not in itself provide adequate justification of confidential treatment. Refer to II.C.2 of SLB 1A

Item 1. Description of Business

Clients, page 5

2.   Please include more detail about your contractual arrangements with your top two customers in your amended Form 10-K. For example, disclose that you have separate agreements with multiple affiliates of one customer. Also, disclose the term and termination provisions of the agreements, as well as other material terms of the agreements. Please also specify the revenue attributed to each of your top two customers. Confirm in your response letter that you will provide similar disclosure, as applicable, in future filings,

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal